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                                                                    EXHIBIT (12)
                                  ONEOK, Inc.
               Computation of Earnings to Combined Fixed Charges
                   and Preferred Stock Dividend Requirements

                                                                                     Nine Months Ended
                                                                                        September 30,
(Unaudited)                                                                       2000                 1999
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                                                                                   (Thousands of Dollars)
Fixed Charges, as defined
  Interest on long-term debt                                                    $  64,686           $  30,172
  Other interest                                                                   15,634              13,290
  Amortization of debt discount and expense                                         2,345               1,161
  Interest on lease agreements                                                      3,202               1,953
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   Total Fixed Charges                                                             85,867              46,576
Preferred dividend requirements                                                    44,879              45,011
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Total fixed charges and
 preferred dividend requirements                                                $ 130,746           $  91,587
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Earnings before income taxes and
 income from equity investees                                                   $ 157,883           $ 115,092
Total fixed charges                                                                85,867              46,576
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Earnings available for combined fixed charges and preferred dividend
requirements                                                                    $ 243,750           $ 161,668
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Ratio of earnings to combined fixed charges and preferred dividend
requirements                                                                         1.86 x              1.77 x
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

For purposes of computing the ratio of earnings to combined fixed charges and preferred dividend requirements, "earnings" consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. "Preferred dividend requirements" consists of the pre-tax preferred dividend requirement.